UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ____)

Theseus Pharmaceuticals, Inc.

(Name of Subject Company)

Theseus Pharmaceuticals, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

88369M1018

(CUSIP Number of Common Stock)

Bradford D. Dahms

President and Chief Financial Officer

Theseus Pharmaceuticals, Inc.

314 Main Street

Cambridge, Massachusetts 02142

(857) 400-9491

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Robert Puopolo, Esq. Blake Liggio, Esq. Marishka DeToy, Esq. Goodwin Procter LLP 100 Northern Ave Boston, MA 02210 (617) 570-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following document related to the proposed acquisition of Theseus Pharmaceuticals, Inc. (the “Company” or “Theseus”), pursuant to the terms of an Agreement and Plan of Merger, dated as of December 22, 2023 (the “Merger Agreement”), among the Company, Concentra Biosciences, LLC, a Delaware limited liability company (“Concentra”), and Concentra Merger Sub II, Inc., a Delaware corporation and a wholly-owned subsidiary of Concentra (“Merger Sub”):

(1)	Press release, dated December 22, 2023, issued by the Company, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The item listed above was first used or made available on December 22, 2023.

Additional Information and Where to Find It

The tender offer (the “Offer”) described in this Schedule 14D-9C has not yet commenced, and this Schedule 14D-9C is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Theseus or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the Securities and Exchange Commission (“SEC”) by Concentra and its acquisition subsidiary, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Theseus. The Offer to purchase the outstanding shares of the common stock of Theseus will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the Offer, which will be named in the tender offer statement. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by Theseus under the “Investors & Media” section of Theseus’ website at www.theseusrx.com.

Cautionary Statement Regarding Forward-Looking Statements

This Schedule 14D-9C contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding Theseus’ beliefs and expectations and statements about the proposed Offer, Merger and related transactions contemplated by the Merger Agreement (the “Transactions”), including the timing of and closing conditions to the Transactions; the potential effects of the proposed Transactions on Theseus; and the potential payment of proceeds to the Theseus stockholders, if any, pursuant to the Contingent Value Rights Agreement (“CVR Agreement”). These statements may be identified by their use of forward-looking terminology including, but not limited to, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” and “would,” and similar words expressions are intended to identify forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance and involve risks and uncertainties that could cause actual results to differ materially from those projected, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the possibility that various closing conditions set forth in the Merger Agreement may not be satisfied or waived, including uncertainties as to the percentage of Theseus’ stockholders tendering their shares in the Offer; the possibility that competing offers will be made; Theseus’ ability to retain key personnel; the risk that the Transactions may not be completed in a timely manner, or at all, which may adversely affect Theseus’ business and the price of its common stock; significant costs associated with the proposed Transactions; the risk that any stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; the risk that activities related to the CVR Agreement may not result in any value to the Theseus stockholders; and other risks and uncertainties discussed in in Theseus’ most recent annual and quarterly reports filed with the SEC as well as in Theseus’ subsequent filings with the SEC. As a result of such risks and uncertainties, Theseus’ actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. There can be no assurance that the proposed Transactions will in fact be consummated. Theseus cautions investors not to unduly rely on any forward-looking statements.

The forward-looking statements contained in this Schedule 14D-9C are made as of the date hereof, and Theseus undertakes no obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

Exhibit No.	Description
99.1	Press release, dated December 22, 2023, issued by the Theseus Pharmaceuticals, Inc.